February 3, 2006

Mail Stop 4561

Richard Szymanski
Chief Financial Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, NY 10018

      Re:	Morgans Hotel Group Co.
		Fourth Amendment to Registration Statement on Form S-1
      Filed February 1, 2005
		File No.  333-129277

Dear Mr. Szymanski:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A

Capitalization, page 48

1. Please insert a column after the Historical information and before the As Adjusted column to give pro forma effect only to the changes in the company`s capitalization that will occur prior to or at the IPO, excluding the effects of the offering proceeds and uses of the proceeds.




Unaudited Pro Forma Financial Information

Pro Forma Consolidated Balance Sheet, page 55

2. Please revise to present a subtotal column before the adjustments giving effect to the offering proceeds and the uses of the proceeds so that investors can clearly see the operating results of the combined entity for which they will be investing.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 56

3. On page 45 in the Use of Proceeds section of your filing, you disclose that the net proceeds from your offering will be used to repay outstanding principal in the amount of $212.1 million. In adjustment (D) of your pro formas, you disclose that the proceeds will be used to repay $294.2 million of outstanding principal. Please reconcile these differences and revise your disclosure accordingly.

Pro Forma Consolidated Statement of Operations and Comprehensive
(Loss) Income, page 57 and 58

4. It is not appropriate to present stock-based compensation as a single line item in the income statement solely based on the form of consideration without additional disclosure regarding the breakout of the compensation amount amongst the various expense classifications on the income statement. Please revise your statements of operations to use one of the following presentation options:

* Parenthetically noting with the appropriate line item, like G&A, the amount of equity-related charge that is included in a particular line item without having a separate classification for the non-cash charge
* Parenthetically noting the amount of equity-related charges being excluded from a particular line item, for example, because it is presented as a separate line item
* Breaking out the equity-related charge from other charges within a specific expense classification


      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Jessica Barberich at 202-551-3782 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3780 with any other questions.


Sincerely,



Karen J. Garnett
Assistant Director



cc:	Robert W. Downes (via facsimile)

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Richard Szymanski
Morgans Hotel Group Co.
February 3, 2006
Page 1